SPORTBLX THOROUGHBREDS CORP. OFFERING TERMS

Issuer:	SportBLX Thoroughbreds Corp. (the "Company"), a company founded to acquire, hold, race and breed a portfolio of thoroughbred racehorses.
Company Domicile:	Delaware
Use of Proceeds:	The company is an early stage company that owns and will acquire a number of thoroughbred racehorses or ownership interests in corporate entities that own racehorses for racing and breeding purposes. The Company will manage the ownership of those horses, including making decisions to the choice of trainer, choice of races, breeding opportunities, potential stud services and eventual sale of the horses.
Directors of the Company:	George Hall, Joseph De Perio, and Peter Rawlins
Officers of the Company:	George Hall (President) Joseph De Perio (Secretary and Treasurer)
Authorized Shares of the Company:	Total: 100,005 Class A Common Stock (non-voting) 99,999 Class B Common Stock (1 vote per share) 6
Issued and Outstanding Shares of the Company:	6 Series B Shares held by Sport-BLX, Inc. 5,132 Series A Shares (pro forma for previous financing rounds and subject to final adjustment)
Maximum Offering Amount:	2,500 Class A Shares or $250,000 Reg CF
Minimum Offering Amount for Reg D and Reg CF:	500 Class A Shares or $50,000 for Reg CF
Price Per Share	$100
Minimum Purchase:	10 Shares for Reg D Purchases 1 Shares for Reg CF Purchases
Maximum Purchase	No maximum

Dividends:	Dividends will be paid at the discretion of the Board of Directors of the Company (the "Board") and ratably among the holders of Class A and Class B Common Stock.
Right to First Refusal:	Under the Company's Bylaws, if the Company receives a bona fide offer for the purchase of a horse, and the Board and management intend on accepting the offer, then any shareholder that holds 5% or more of the outstanding Class A Stock at that time may offer to acquire said horse at a 2% premium to the offered price. If more than one 5% shareholder makes an offer, each shareholder may make a best and final offer, which may be the same price as their original offer or higher, and may be on the same terms as the original offer or better. The company will evaluate each best and final offer and determine which offer to accept. The Board may amend the Bylaws, including the terms of the right of first refusal.
Key Agreements:	The Company has the flexibility to hire trainers as it sees fit. Steve Asmussen has been hired as the Trainer for Max Player. He will perform certain services on behalf of the Company in connection with the training and management of Max Player. The Company has also hired Sport-BLX, Inc. to manage the operations of the company.